UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16

or 15d-16 Under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Amended and Restated Sales Agreement and Offering of $1.0 Billion of Ordinary Shares

As previously reported, on July 29, 2025, ZOOZ Power Ltd. (the “Company”) entered into a Sales Agreement with Chardan Capital Markets LLC (“Chardan”) acting as sales agent (the “Original Sales Agreement”), pursuant to which the Company could offer and sell, from time to time through Chardan, ordinary shares, par value NIS 0.00286 per share, of the Company (the “Ordinary Shares”) in “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares

As previously reported, on September 30, 2025, the Company entered into an Amended and Restated Sales Agreement (the “Sales Agreement”) with Chardan and Jett Capital Advisors, LLC (“Jett Capital”, and, together with Chardan, the “Sales Agents” and each, individually, a “Sales Agent”), pursuant to which the Company could offer and sell, from time to time through the Sales Agents, Ordinary Shares in “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares. Pursuant to the Sales Agreement, Jett Capital will serve as a “qualified independent underwriter,” within the meaning of Financial Industry Regulatory Authority Rule 5121 in connection with such offerings.

On September 29, 2025, the Company filed a Registration Statement on Form F-3 (File 333-290571) with the SEC registering the sale of up to $1.0 billion of Ordinary Shares, debt securities, rights, warrants, units or any combination thereof which was declared effective on September 30, 2025 (the “September 2025 Registration Statement”). On September 30, 2025, the Company filed a prospectus supplement to the September 2025 Registration Statement pursuant to Rule 424(b) under the Securities Act, relating to the sale of up to $1.0 billion of Ordinary Shares from time to time pursuant to the Sales Agreement.

To date, the offer and sale of an aggregate of 1,047,320 Ordinary Shares have been made under the Sales Agreement pursuant to the Company’s shelf registration statement on Form F-3, as amended (File No. 333-288280), previously declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2025, as supplemented by the prospectus supplement dated July 29, 2025, relating to the Ordinary Shares (the “July 2025 Shelf Registration Statement”). We previously filed with the Securities and Exchange Commission (the “SEC”) a separate prospectus supplement, dated July 29, 2025, for the offer and sale of up to $10,950,000 of our ordinary shares pursuant to a prior sales agreement with Chardan (the “July 2025 Prospectus Supplement”), under a shelf registration statement on Form F-3, as amended (Registration No. 333-288280). As of the date hereof, we have sold $3,686,360 of our ordinary shares pursuant to a prior sales agreement with Chardan under the July 2025 Shelf Registration Statement. An additional $1.0 billion of Ordinary Shares are being offered by the September 2025 Registration Statement pursuant to the Sales Agreement, which does not include the Ordinary Shares that remain available for sale under the July 2025 Shelf Registration Statement.

A copy of the opinion of Shibolet & Co., Law Firm, Israeli counsel to the Company, relating to the legality of the issuance and sale of the Ordinary Shares pursuant to the A&R Sales Agreement, is attached as Exhibit 5.1 hereto. This opinion is also furnished with reference to, and is hereby incorporated by reference into, the September 2025 Registration Statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares or any securities, nor shall there be any offer, solicitation, or sale of the Ordinary Shares or any securities in any state in which such offer, solicitation or sale would be unlawful.

Amended and Restated Sponsor Support Agreement

As previously reported, on July 29, 2025, the Company entered into a Sponsor Support Agreement with Forest Hill 18 LP (the “Sponsor Support Agreement”). On September 29, 2025, the Company entered into an Amendment to the Sponsor Support Agreement (the “Amendment”) with the Sponsor to, among other things, amend the terms of the issuance of the Sponsor Shares (as defined in the Sponsor Support Agreement) and the Lock-Up Period (as defined in the Sponsor Support Agreement). The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K and the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statement on Form F-3, File Nos. 333-288280, 333-288916 and 333-289655 and 333-290571.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Shibolet & Co.
10.1	Amendment to Sponsor Support Agreement, dated September 29, 2025, by and between the Company and Forest Hill 18, LP
23.1	Consent of Shibolet & Co. (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Dated: September 30, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board